CERTIFICATE OF AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION OF
OCLARO, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Oclaro, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

The name of the Corporation is Oclaro, Inc. and the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 29, 2004 under the name Bookham, Inc. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly adopted said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Restated Certificate of Incorporation of the Corporation as follows:

1. Article FOURTH is hereby amended to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 276,000,000 shares, consisting of (i) 275,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (ii) 1,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 10th day of November, 2015.

OCLARO, INC.

By: /s/ Greg Dougherty Name: Greg Dougherty Title: Chief Executive Officer